Austrian

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04046918

December 9, 2004

Ref.: **Rule 12g3-2(b) File No. 82-4970**

SUPPL

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Prisca Havranek-Kosicek
Investor Relations

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 21 2004
WASH. D.C. 202

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43 (0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna
Commercial Court Vienna
FN 111000k
DVR: 0091740

December 9, 2004

Ad-hoc Release

SUPERVISORY BOARD DECIDES TO EXTEND BOARD OF MANAGEMENT CONTRACTS AND STREAMLINE DIVISIONS

Chief Financial and Commercial Officers confirmed for further terms and positions reappointed from October 2005 onwards

Reorganisation of Board of Management divisions intended from 1 April 2005: following successful period in office and expiration of contract term, Chief Operations Officer to take well-earned retirement from end of September 2005

Two more members of management team awarded full power of attorney

Supervisory Board approves purchase of six additional Fokker 100 aircraft

In its meeting of 9 December 2004, the Supervisory Board of the Austrian Airlines AG took a number of decisions to ensure a successful continuity at top management level and streamline the way in which the Board of Management divisions are run in future.

Reappointments to the Board of Management

The Board of Management contracts of the Chief Financial Officer Ing. Mag. Thomas Kleibl, 45, and Chief Commercial Officer Dr. Josef E. Burger, 52, both of which were due to expire at the end of September 2005, have now been extended for a further period of four years (i.e. from October 2005 until 2009). Chief Operations Officer Dr. Walter Bock, 60, having contributed many years of successful service to the company, has now decided to step down and enjoy his well-earned retirement when his own contract expires at the end of September 2005. Because the current contract of the Chief Executive Officer, Vagn Soerensen, runs for a year longer than his colleagues, until end-September 2006, the Supervisory Board has not yet convened to discuss whether to approve a reappointment.

The President of the Supervisory Board Rainer Wieltsch made the following comments on the motives behind these forward-looking decisions: "Since 2001, the Management team around Vagn Soerensen has manoeuvred the Austrian Airlines Group through numerous crises, with the Group emerging almost unscathed. During this time, the current leadership has also clearly stabilised and reorganised the Austrian Airlines Group, re-establishing it as one of the central factors favouring Austria both as a business and as a location. The successful turnaround of the Group is a long-term process, and the Supervisory Board wants to create the continuity necessary to make that process work. To guarantee the competitiveness and modern, offensive qualities of the Group in the market in future, however, we need to steadily but continually increase our levels of efficiency.

For this reason, we intend to streamline and reorganise the distribution of divisions at Board of Management level from the beginning of the second quarter of 2005 onwards. On behalf of the Supervisory Board, I would like to thank all the employees of the Group for their committed performance over the past year."

Reorganisation and streamlining of Board of Management departments

To implement this reorganisation as rapidly as possible, this should be completed by 1 April 2005. The production departments of Flight Operations, Technical Division and Ground Operations will now be divided between other Board of Management departments on the basis of new, more sensible areas of responsibility.

In addition to his own previous duties, Chief Executive Officer Vagn Soerensen will now take Board of Management responsibility for the Production Companies. The Board will be ably supported in this field by the Managing Director for the Austrian Production Company, Capt. Mag. Christian Fitz, who will operate in a horizontal coordinating function for overall production and its quality monitoring in the Austrian Airlines Group.

Chief Financial Officer Ing. Mag. Thomas Kleibl, who has a strong technical background in addition to his financial and controlling expertise, will now take responsibility on the Board of Management for the Austrian Technical Division. With its current expenditure volume of approximately EUR 240 million, this division also represents a key financial factor for the Group.

Chief Commercial Officer Dr. Josef E. Burger will take on the additional Board of Management duties associated with the area of Ground Services, a sensible move designed to unite all our product design and customer service departments within his division.

From April until his retirement at the end of September next year, Chief Financial Officer Dr. Bock will be able to offer the Group his far-reaching experience in the position of Special Advisor, as well as working on special projects.

The Group's Chief Executive Officer, Vagn Soerensen, made the following statement concerning the reorganisation: "I am glad the Supervisory Board has confirmed our course and expressed its confidence in my colleagues in the Financial and Commercial Departments by reappointing them beyond 2005. I would like to express my heartfelt thanks to Dr. Bock for his admirable dedication to the Austrian Airlines Group. He has fundamentally shaped the positive development of the Group with his profound experience in the course of his years as Chief Pilot, Vice President for Flight Operations, and of course as a member of the Board of Management. The foundation of any successful company is a positive attitude and the dedication of its employees, and despite the real competitive pressure and high work commitment, I feel this energy every single day at the Austrian Airlines Group."

Other conferrals of full power of attorney

In an effort to further strengthen the support given to the Board of Management by second-level management, two further members of the management team have been awarded full power of attorney.

Johannes Davoras, 42, Vice President for Corporate and Market Communications, Internal Communications, Advertising, Corporate Identity and Emergency Provisions, and Rainer Pichler, 39, Vice President for Information Systems and Process and Project Management, are now to be appointed full power of attorney in their responsibilities.

Purchase of additional six Fokker 100 aircraft approved

In addition to the nine F 100 aircraft already purchased, which are currently in the process of being delivered, adapted to Austrian standards and put into service with Austrian arrows, the Supervisory Board has now approved the purchase of another six aircraft of this type within the scope of the medium-haul and long-haul corporate plan. This type of aircraft, particularly well-suited to the opening up of new markets in Central and Eastern Europe, will enable the Austrian Airlines Group to continue its dedicated expansion in this commercial direction. As soon as individual destinations in Eastern Europe can be upgraded from target to source markets, thereby significantly increasing the flight volume, it will be possible to transfer these routes to larger aircraft capacities in the Austrian mainline segment.

An overview of the new divisional distribution (as of 1 April 2005)

Vagn Soerensen, Chief Executive Officer (CEO)

- Corporate Strategy
- Human Resources and Development
- Production Companies
- Corporate Communications
- International Relations and Alliances
- Secretary General and Legal Office
- Internal Revision

Ing. Mag. Thomas Kleibl, Chief Financial Officer (CFO)

- Controlling and Accounts
- Asset and Risk Management
- Treasury
- Information Systems
- Purchasing
- Technical Maintenance
- Participations
- Investor Relations
- Process and Project Management
- Special Projects

Dr. Josef E. Burger, Chief Commercial Officer (CCO)

- Network Management
- Ground and Inflight Product Design
- Sales
- Market Communications
- Lauda Air Charter and Leisure Flight Marketing
- Ground Services
- Cargo
- Market Research
- Electronic Distribution Systems

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3642, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@aua.com

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications - AUSTRIAN AIRLINES GROUP: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com, mailto:livia.dandrea-boehm@aua.com, www.aua.com / www.austrianairlines.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

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